October 31, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chen, Li-Hsing, President and Chairman Lin, Mu-Chen, Chief Financial Officer Yu, Chien-Yang, Vice President and Director Chen, Kuan-Yu, Secretary and Director

Re:	San Lotus Holding Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed April 7, 2014 File No. 333-176694

Ladies and Gentlemen:

We are submitting this letter on behalf of San Lotus Holding Inc. (the "Company") in response to comments from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") received by electronic mail dated October 29, 2014 relating to the Company's Annual Report on Form 10-K filed with the Commission on April 7, 2014. The numbered paragraphs below correspond to the numbered comments in the Staff's letter and the Staff's comments are presented in bold italics.

Form 10-K for Fiscal Year Ended December 31, 2013

Consolidated Balance Sheets, page F-4

1.       Please tell us what the $8,635,987 balance in prepaid and other current assets is comprised of, how you accounted for the components, how the valuation of the components was determined, and how you concluded that classification of the amount as a current asset is appropriate.

The $8,635,987 is comprised of the following:

Pre-paid Expenses:	$8,465,833 *
Other Receivable:	$156,000
Other Current Assets:	$14,154
Total :	$8,635,987

*The $8,465,833 is comprised of (a) land purchase price of $1,777,591(TWD$53,238,851) in connection with the transaction disclosed in the Company's Current Report on Form 8-K filed on November 4, 2013; (b) land purchase price of $6,687,879(TWD$ TWD$200,301,985) in connection with the transaction disclosed in the Company's Current Report on Form 8-K filed on December 30, 2013; and (c) pre-paid fee of $362.6 for transfer agent services. Land purchase prices mentioned above were determined by the appraisal reports disclosed in the Company's Current Reports on Form 8-K filed on November 4 and December 30, 2013 respectively.

The $8,465,833 was classified as a pre-paid expense under current assets because while the consideration was paid on the purchase, the titles of the land parcels were yet to be transferred. The titles of the land parcels were expected to be transferred upon proper registration at the corresponding Land Office in Taiwan within a reasonable time frame.

Note 1: Nature of Operations and Summary of Accounting Policies

Property and Equipment, page F-9

2.       Please tell us what the $3,301,340 balance of land included in the PP&E balance represents, when the property was purchased, and how its valuation and initial recognition was determined.

The $3,301,340 is comprised of the following:

$145,027 *
$3,156,313 **
Total :	$3,301,340

*The $145,027 represents the purchase price of the land that the Company purchased from USA XO Tours, Inc. on June 11, 2012. USA XO Tours, Inc. is an entity that the Company's president owns, and the land is located on Glendale, California.

**The $3,156,313 (TWD 91,996,524) represents  the purchase price in acquiring 100 percent of outstanding shares of Da Ren International Development Inc. ("Da Ren"). Through acquiring all outstanding shares of Da Ren, the Company acquired 37,273.68 square meters of land in Taiwan, the only asset of Da Ren. This transaction is disclosed in the Company's Current Report on Form 8-K filed on September 20, 2013. The fair market value to the land was determined by the appraisal report from Zhanmao Real Estate Appraisers Firm.

Note 4: Related Party Transactions, page F-12

3.       We note several purchases of land were completed during the fiscal year ended December 31, 2013. It appears that shares of stock were ultimately issued as payment for the properties. Please tell us where the land has been recorded in your financial statements, how you determined the proper accounting treatment for each purchase, and how you determined the valuation assigned to each property was appropriate. If the share price of the stock issued was used to value each property, tell us how you determined this value to be a reliable measure since your shares have historically had low trading volume.

The Company completed the following purchases of land during the fiscal year ended December 31, 2013:

No.	Date	Location	Amount	Account in Financial Statements
1.	9/17/2013	Taichung, Taiwan	$3,156,313(TWD$91,996,524)	land
2.	10/29/2013	Xinpi, Taiwan	$1,777,591(TWD$53,238,851)	other current assets
3.	12/27/2013	Miaoli county, Taiwan	$6,687,879(TWD$200,301,985)	other current assets

Item No.1: the Company recorded the "land" at $3,156,313 based on the purchase price and the appraisal report from Zhanmao Real Estate Appraisers Firm as disclosed in the Company's Current Report on Form 8-K filed on September 20, 2013.

Item No.2 and No.3: the $1,777,591 and $6,687,879 were classified as pre-paid expenses under current assets as explained in the response to Comment 1 above. Additionally, the appraisal reports relied upon in determining the purchase price were disclosed in the Company's Current Reports on Form 8-K respectively filed on November 4 and December 30, 2013. While the shares of stock were ultimately issued as the payment for properties, the share price of the stock issued was not used in valuing each property. The valuation of each property was determined based on the corresponding appraisal reports cited above.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Note 3: Land Acquisition, page 6

4.       We note the purchase of land for $28,165,580 in March 2014. Please tell us why this purchase has been recorded as a current asset and identified on your balance sheet as a prepaid and other current asset. Also tell us how you determined the value to record the property on your balance sheet. If the value was determined based upon your share price, tell us how you determined this amount to be a reliable measure in light of the fact that shares in your stock have been thinly traded. Also, include in your response your accounting treatment of the issuance and repayment of the promissory note associated this with transaction, including the amount of the note.

The $28,165,580 was classified as a pre-paid expense under current assets because while the consideration was paid on the purchase, the titles of the land parcels were yet to be transferred. The titles of the land parcels were expected to be transferred upon proper registration at the corresponding Land Office in Taiwan within a reasonable time frame.

The $28,165,580  was paid for through Green Forest Management Consulting Inc.'s (the Company's subsidiary) issuance of a promissory note payable to the land sellers. Through an agreement of assignment, assumption and release, which the Company entered into with the land sellers and Green Forest on March 13, 2014, the Company assumed the debt Green Forest owed under the promissory note. On March 13, 2014, the Company entered into a stock purchase agreement for the issuance of 139,364,582 shares of common stock of the Company, par value $0.1 per share, at a purchase price of $0.2021per share, to the land sellers and their designees pursuant to stock purchase agreements, dated March 13,2014.

The issuance of the shares was exempt from registration pursuant to either Regulation S or Regulation D, as stated in the respective subscription agreements.  The shares were issued at the instruction of the land sellers and in full satisfaction of the debt the Company owed pursuant to the assumption. This transaction is disclosed in the Company's Current Report on Form 8-K filed on March 14, 2014, and the Company determines the land purchase prices above based on the appraisal report contained in the Company's Current Report on Form 8-K filed on December 30, 2013.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011-886-03-4072339 ext.202, or, in his absence, Chen, Kuan-Yu at 011-886- 03-4072339, donchen77@gmail.com.

cc: Chen, Li-Hsing, President and Chairman

Lin, Mu-Chen, Chief Financial Officer and Director

Yu, Chien-Yang, Vice President and Director

Chen, Kuan-Yu, Secretary and Director

Sincerely,
San Lotus Holding Inc.
/s/ Chen, Li-Hsing
Chen, Li-Hsing
Email: rayc1179@gmail.com